Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Mylan N.V. on Form S-3 of our report dated October 23, 2014 related to the combined financial statements of The Developed Markets Branded Generics Pharmaceuticals Business of Abbott Laboratories as described in Note 1 to such combined financial statements as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories), appearing in Mylan Inc.’s Proxy Statement on Schedule 14A for the Special Meeting of Mylan Inc. Shareholders filed December 24, 2014 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 27, 2015